Rule 424(b)(3)
File No. 333-139738
TUTOGEN MEDICAL, INC.
SUPPLEMENT
TO
PROSPECTUS
Dated March 29, 2007
Announcement of Merger
     Regeneration Technologies, Inc. (RTI) (Nasdaq:RTIX), a leading processor of orthopedic and other biologic implants, and Tutogen Medical, Inc. (Amex:TTG), a leading manufacturer of sterile biological implants made from human (allograft) and animal (xenograft) tissue, have announced that the boards of directors of both companies have unanimously approved a definitive agreement to combine the two companies in a tax-free, stock-for-stock exchange.
     Under the terms of the merger agreement, Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own. Based on RTI’s closing stock price of $10.54 per share on Nov. 12, 2007, this represents a value of $12.86 per Tutogen share, or an aggregate equity value of approximately $263 million. Upon completion of the merger, RTI stockholders will own approximately 55 percent of the combined company and Tutogen stockholders will own 45 percent of the company, on a diluted basis.
     As a result of the transaction, the combined company expects to have a total of 56 million shares outstanding upon the closing, composed of 31 million currently outstanding shares of RTI common stock and 25 million shares of RTI common stock to be issued to Tutogen shareholders.
Approvals and Time to Close
     The merger is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals. The transaction is expected to close in the first quarter of 2008.
Supplement dated November 15, 2007